STEVENS & LEE

LAWYERS & CONSULTANTS

111 N. Sixth Street
Reading, PA  19601
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial:

(610) 478-2167

                                                                                                                    Email:           tfd@stevenslee.com

Direct Fax:

(610) 988-0828

March 24, 2014

Securities and Exchange Commission

EDGAR Filing

Re:  The DMS Funds – India Bank Index Series
ICA File 811-22706

Ladies and Gentlemen:

We are counsel to the above referenced investment company.  The DMS Fund filed a 485A amendment August 12, 2013 to add Class I shares to the previously effective India Bank Index Fund.  Subsequent to that August filing, the staff of the SEC provided some comments to the Fund, but the Fund failed to incorporate those comments in a subsequent amendment.  Today, the Fund is filing a 485A amendment to provide the annual update to the India Bank Index Fund, and to address the comments made by the staff last August.  In addition to the required information for the annual update, the Bank filing being made today includes changes made in response to the cumulative comments of the Staff relating to all other series of the Fund.  The filing made today includes the following changes:

1.

The language regarding the License has been removed from the front cover of the Prospectus, and has been moved to after the Table of Contents.

2.

The investment objective language has been modified as suggested.

3.

The account service fee has been reflected as an annual fee.  Where this fee is mentioned in the Prospectus text, it is referenced as an annual or yearly fee.

4.

The short term redemption fee in the table has been removed, and corresponding references to such fee throughout the document have also been removed.

5.

The fee waiver and reimbursement agreement is contained in the investment management agreement itself (in the Schedule A of that document), and is already filed as an exhibit.

6.

The language in the footnote relating to the fee waiver/reimbursement commitment has been modified as suggested to indicate that the waiver cannot be terminated except by action of the Independent Trustees.

7.

We hereby confirm that the waiver agreement refers to all expenses that the Fund may incur, there are no specified exceptions.  We also confirm that there is no provision for the Adviser to recoup from the Funds any of the reimbursement expenses it has paid or will pay.

8.

In the section “Primary Investment Strategies,” the sentence relating to the license for the Index has been removed as suggested.

9.

The FDIC language has been removed as suggested.

10.

In the section “Investing in Index Funds,” the bullet discussing “low cost” has been removed.

11.

In the section “Other Investment Policies and Risks,” we confirm that the possible investments discussed in this section are not primary or principal investments, and are mentioned only as possible investments that could occur.

12.

The Financial Highlights section for the India Bank Fund from the Annual Report has been inserted.

13.

Throughout the document, the date of commencement of operations has been conformed to the date referenced in the Annual Report, January 16, 2013.

14.

Language has been added to the section “Investment Advisor” under “The Funds and The Advisor”  referencing the Annual Report for discussion about the approval of the advisory contract by the Trustees.  This discussion was not included in the Annual Report, but will be included in the Semi-Annual Report that will be prepared as of March 31, 3014.

With the changes referenced above, the Fund believes that it has addressed all comments previously raised by the Staff in connection with the other series of the Fund, including the Thailand Select 33 Index Fund, as well as the requirements to update the Bank Index Fund pursuant to all applicable provisions.  After discussion with the Staff, the Fund will request acceleration of the filing made today as soon as practical.  In addition, after discussion with the Staff, the Fund will file an amendment for the India MidCap Index Fund, containing the same changes made herein to finalize the Class I of the MidCap Fund, and to include performance data for the MidCap Fund since it was in operation for all of calendar year 2013.

Thank you in advance for your assistance.  If you need any further information, please contact the undersigned.

Very truly yours,

STEVENS & LEE

/s/ Timothy F. Demers/

Timothy F. Demers

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